CUE BIOPHARMA, INC.

40 Guest Street

Boston, Massachusetts 02135

June 29, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Cue Biopharma, Inc.

Registration Statement on Form S-3 (File No. 333-296896)

Request for Acceleration of Effective Date

Tim Buchmiller:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-296896) (the “Registration Statement”) to become effective on July 1, 2026, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Registrant or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Courtney M.W. Tygesson and Sara Semnani of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please confirm that event with Courtney M.W. Tygesson of Cooley LLP, counsel to the Registrant, at (312) 881-6680 or ctygesson@cooley.com, or in her absence, Sara Semnani at (858) 550-6227or ssemnani@cooley.com.

[Signature page follows]

Very truly yours,

Cue Biopharma, Inc.

By:	/s/ Sumita Ray
Sumita Ray
Chief Legal & Compliance Officer and Corporate Secretary

cc:	Shao-Lee Lin, Cue Biopharma, Inc.
Michael Meluzio, Cue Biopharma, Inc.
Divakar Gupta, Cooley LLP
Sara Semnani, Cooley LLP
Courtney M.W. Tygesson, Cooley LLP

Signature Page to Company Acceleration Request – S-3